Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM **INTERNATIONAL HOLDINGS** LIMITED
Securities and **Exchange Commission File** No.82-2962

6th October 2004

04045706

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



Dear Sirs

Dairy Farm International Holdings Limited
2004 Interim Dividend

We enclose for your information a notification dated 6th October 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED



Neil M McNamara
Group Corporate Secretary

encl.

dw 10/25

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Dairy Farm International Hldgs Ld |
| **TIDM** | DFI |
| **Headline** | Dividend |
| **Released** | 10:12 06-Oct-04 |
| **Number** | 7695D |

**DAIRY FARM INTERNATIONAL HOLDINGS LIMITED**

**2004 INTERIM DIVIDEND**

We wish to advise the following Pound Sterling equivalent of the 2004 interim dividend of the above Company. The dividend will be paid on 20th October 2004.

| | |
|---|---|
| 2004 interim dividend per share: | US cents 2.10 |
| GBP equivalent: | 1.1785 pence |

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

6th October 2004

www.dairyfarmgroup.com

END

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